

October 6, 2010

Jason M. Kates
CEO and Director
rVue Holdings, Inc.
100 NE Third Avenue, Suite 200
Fort Lauderdale, Florida 33301

> **RE:** **rVue Holdings, Inc.**
> **Form 10-K for the Year ended January 31, 2010**
> **Filed March 11, 2010**
>
> **Form 8-K**
> **Filed May 19, 2010, as amended**
> **File No. 333-158117**

Dear Mr. Kates:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on May 19, 2010

Item 2.01

1. Please revise to disclose the complete history of negotiations leading up to the Transaction and the basis of the company's determination not to disclose any of the actions taken until May 19, 2010.

2. We note your reference to the purposes of the March 29, 2010 amendment to your articles as being "among other things." Please revise to disclose all changes effected to your articles by the March 29, 2010 amendment.

3.   Please revise to clarify the purpose of the particular dividend amount declared (11.25490196078 shares of Common Stock for every one share of Common Stock owned) and the basis for your board's determination of such number.

4.   Please revise to clarify the purpose of amending your articles to authorize the issuance of 10 million shares of blank check preferred stock.

5.   Please revise to disclose the name of any placement agent(s) used for the shares of Common Stock issued in the Private Placement.

6.   We note the reference to bridge loans contained on page one. Please revise to disclose the material terms of such loans, including the identity of the lender, and attach the agreement(s) as exhibits.

7.   We note your reference to 6,250,000 being the public float of the company. Please advise how you calculated this number and supplementally provide a chronological history of all issuances of common stock by the company, including the identities of purchasers, and note all affiliations with current or past shareholders.

8.   Please revise to disclose why Paradox Capital Partners has control over the lock-up agreements noted on page four.

9.   Revise to affirmatively disclose the complete role(s) of all parties and their affiliates associated with the events described in Item 2.01 including, but not limited to Paradox Capital Partners LLC and RAMPartners SA.

Description of Our Company, page 5

10. Discuss the geographic markets initially targeted by the company. Explain the types and locations of customers solicited by the company. We note how the company generates revenues but it is not clear how and where the company markets its DOOH networks.

11. Explain in greater detail how the "auction" approach works and how this approach translates into revenues for the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations , page 11

12. Your "Overview" section explains that you will generate revenues from three sources: "one-time initial site commissioning fees for first-time sites, recurring monthly license fees at a fixed dollar per site for each month a site utilizes the software, and, most

significantly, from advertizing revenues." We note for your periods presented you generated revenues from "network and administrative services." Please explain how these revenues relate to your three anticipated revenue sources.

Risk Factors, page 15

Following the Transaction, we will become subject to the reporting requirements…, page 23

13. This risk factor is not appropriate since the company was prior to the Transaction a reporting company. In addition, please expand your earlier risk factor dealing with the costs of being a reporting company to discuss the costs and work associated with preparing and including your evaluation report of internal control over financial reporting for your next Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Zitko, at (202) 551-3399, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director